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                            FORM 6-K


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549



                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                 For the month of October, 2001


             NORDIC AMERICAN TANKER SHIPPING LIMITED
         (Translation of registrant's name into English)

                           Cedar House
                         41 Cedar Avenue
                          Hamilton HMEX
                             Bermuda
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes        No     X



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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Attached hereto is a copy of an earnings release issued by Nordic American Tanker Shipping Limited (the "Company") on
October 15, 2001.

ADDITIONAL INFORMATION

         BP Amoco Plc files annual reports on Form 20-F (File No.
1-6262) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of
1934, as amended.









































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FOR IMMEDIATE RELEASE


Nordic American Tanker Shipping Ltd. (NAT) - (AMEX: NAT) (OSE:
NAT) announces good results and dividend payment despite falling tanker markets

As of 09/30/01 (per 3rd quarter 2001) NAT had an operating profit of $18.9 m as against $17.1 m during the same period last year.
The net profit was $17.8 m as against $15.9 m in the same period last year.

The result enables the company to pay a 4th quarter 2001 dividend of $0.55 per share. Including the dividend for the 4th quarter of 2001 the total dividend paid in 2001 is $3.87 per share. In year 2000 the company paid a total dividend of $2.56 per share as against $1.35 per share in 1999. The 4th quarter 2001 dividend of $0.55 will be paid on or about November 15th to shareholders on record as of October 26th 2001. The next dividend payment from NAT will be declared in January 2002.

Whilst the market for Suezmax tankers in the third quarter 2001 remained relatively strong, it was down compared to the second quarter of 2001. The results of the NAT's three suezmax tankers, which are on contract to BP Shipping, are directly linked to spot market developments.

Average T/C rate for the NAT vessels was $28.668 per day in the third quarter of 2001, compared to $35,088 per day in the second quarter of 2001 and $ 51,607 per day in the first quarter of 2001. In year 2000 the average T/C rates were $59,059 per day in the fourth quarter, $48,153 per day in the third quarter, $33,701 per day in the second quarter and $26,079 per day in the first quarter.

NAT has 9.706.606 shares in issue.

The year to date (YTD) results for 2001 compared with the same period last year, and the third quarter of 2001 compared to the same quarter last year are as follows:













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INCOME STATEMENT INFORMATION
All figures in USD

                   1/1-9/30     1/1-9/30     3rd Qtr.   3rd Qtr.    1/1-31/12
                     2001         2000         2001       2000        2000
_________________  ________     ________     ________   ________    _________
Revenue            24,463,388   22,622,976   5,566,283  10,944,036  36,577,262
Ship Broker
  Commissions      (1387,207)    (138,713)    (46,576)    (46,576)   (185,288)
Management Fee
  Expense           (187,500)    (187,500)    (62,500)    (62,500)   (250,000)
Insurance Expense    (52,499)     (63,750)    (17,501)    (21,250)    (82,500)
Other Expenses       (28,772)     (26,550)     (4,779)    (16,290)    (40,791)
Depreciation       (5,123,280  (5,123,280)  1,707,760) (1,707,760) (6,831,040)
                   __________  ___________  __________  __________  __________
Net Operating
  Income           18,933,130   17,083,183   3,727,167   9,089,660  29,187,643

Financial Income      175,500      183,384      30,632      75,177     277,552
Financial
  Expenses        (1,335,415)  (1,337,906)   (448,364)   (448,350) (1,796,231)
                  ___________  ___________   _________   _________  __________
Net Financial
 Items            (1,159,915)  (1,154,522)   (417,732)   (373,173) (1,518,679)

Net Profit         17,773,215   15,928,661   3,309,435   8,716,487  27,668,964
                   __________   __________   _________   _________  __________

Earnings per Share       1,83         1,64        0,34        0,90        2,85
Cash Flow per Share      2,36         2,17        0,52        1,07        3,55























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The contracts for the NAT vessels are drawn up in a way that secures income 365 days a year for the vessels and no off-hire. The contracts with BP Shipping commenced on October 1, 1997 and run for minimum 7 years and maximum 14 years if all options are declared.

NAT will always achieve rates that correspond to the spot market for modern suezmax tankers, but will not be below $ 22,000 per day (T/C equivalent), which is the agreed minimum rate with BP
Shipping.

The quarterly dividend paid since the commencement in 1997 has been as follows:

    Period           1997       1998      1999      2000     2001
    -------------------------------------------------------------
    1st Quarter                 0.40       0.32      0.34   1.41
    2nd Quarter                 0.41       0.32      0.45   1.19
    3rd Quarter                 0.32       0.35      0.67   0.72
    4th Quarter      0.30       0.30       0.36      1.10   0.55
    -------------------------------------------------------------
    Total USD        0.30       1.43       1.35      2.56   3.87
    -------------------------------------------------------------

Balance sheet for Nordic American Tanker Shipping Ltd per 9.30.01 and 12.31.00 (figures in USD)

                              09.30.01        12.31.00
Vessels                    143,451,765     148,575,045
Current assets               1,920,472      10,344,534
Cash deposits                1,007,813       1,922,925
_______________________________________________________
Total assets               146,380,050     160,842,504
_______________________________________________________

Shareholders's equity      116,346,220     130,799,004
Long term debt              30,000,000      30,000,000
Accrued interest                33,830          43,500
_______________________________________________________
Total liabilities &
  equity                   146,380,050     160,842,504
_______________________________________________________










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                           SIGNATURES

         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

             NORDIC AMERICAN TANKER SHIPPING LIMITED
                          (registrant)



Dated:  October 15, 2001              By:/s/ Herbjorn Hansson
                                      --------------------------
                                      Herbjorn Hansson
                                      President and
                                      Chief Executive Officer




































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